UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   January 2006                File No.    0-31195

Esperanza Silver Corporation

(Name of Registrant)

9th Floor, 670 Granville Street, Vancouver, British Columbia, Canada, V6C 3P1

(Address of principal executive offices)

1.

News Release dated January 17, 2006

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Esperanza Silver Corporation

(Registrant)

Dated: January 19, 2006	By: /s/ Kim Casswell Kim Casswell, Corporate Secretary

January 17, 2006

TSX-V: EPZ www.esperanzasilver.com

NEWS RELEASE
Esperanza Announces New Cerro Jumil Drill Results

Esperanza Silver Corp. (“Esperanza” or “the Company”) announces new drill results from its Phase II program at Cerro Jumil (formerly La Esperanza), Mexico. Results from five new holes in the Southeast Zone are now available in addition to the three previously announced (News Release Dec 21, 2005). All five of the new drill holes encountered gold in the target zone including 27.1 meters at 1.10 grams of gold per tonne and 26.5 meters at 1.04 grams of gold per tonne.

The current drilling program (Phase II) is designed to test surface gold anomalies found during 2005. Geologic mapping and sampling identified a potential zone of gold mineralization, the Southeast Zone, which contains gold in outcrops over a 1300 meter length. Earlier drilling in February and March of 2005 (Phase I) identified gold mineralization along a 350 meter length in what is known as the West Zone. Over 3000 meters of drilling are planned for Phase II of which more than 1200 meters have been completed.

The new results are summarized below. The accompanying map shows the locations of all drill holes.

Drill Hole	From (meters)	To (meters)	Interval Length (meters)	Grade (grams Au/tonne)
Southeast Zone
DHE-05-13	43.8	70.3	26.5	1.04
includes	50.6	70.3	19.7	1.21
DHE-05-14	27.4	35.0	7.6	0.54
DHE-05-15	79.8	92.4	12.6	0.75
includes	86.4	90.4	4.0	1.46
DHE-05-16	83.0	110.0	27.0	0.78
Includes	83.0	98.1	15.1	1.11
DHE-05-17	123.9	151.0	27.1	1.10

The current results show good continuity of gold mineralization within the central portion of the Southeast Zone. Future drilling will continue to follow the trend of mineralization southward.

Cerro Jumil is a “gold-skarn” system similar to the nearby Los Filos gold deposit owned by Goldcorp.i

Esperanza is a silver and gold exploration company. In addition to Cerro Jumil, the Company is actively exploring the San Luis silver/gold project and developing new grass-roots prospects, all in joint-venture with Silver Standard Resources Inc. in Peru.

For further information contact:

William (Bill) Pincus

(303) 830 0988 Tel

(303) 830 9098 Fax

wpincus@esperanzasilver.com

The TSX Venture Exchange does not accept
Responsibility for the adequacy or accuracy of this news release

William Bond, M.Sc., Geol. and Vice President of Exploration, Esperanza Silver Corp. is the Qualified Person (QP) under NI 43-101 responsible for the La Esperanza exploration program. He has verified the data disclosed in this news release, including sampling, analytical and test data. Field work has been conducted under his supervision. All samples were submitted to ALS Chemex laboratories in Vancouver, Canada for analysis. Gold samples were analyzed by fire assay and atomic absorbtion spectroscopy with a 30 g nominal sample weight. A description of quality control and quality assurance protocols can be found at http://www.esperanzasilver.com/s/QA-QC-Protocols.asp.

DHE-05-09
DHE-05-04
DHE-05-03
West Zone
DHE-05-06
DHE-05-01
DHE-05-05
BDE-98-3
DHE-05-02
DHE-05-07
BDE-98-4
DHE-05-08
BDE-98-1
BDE-98-2
DHE-05-11
DHE-05-10
DHE-05-14
DHE-05-13
DHE-05-12
DHE-05-15
DHE-05-16
DHE-05-17
Southeast Zone
0
100
200
meters
CERRO JUMIL
DRILLING
JANUARY 2006
Phase Two Drilling
Phase One Drilling
Previous Drilling
Gold Target Area
Roads - existing/proposed

Esperanza
SILVER CORPORATION